October 5, 2000



National Fuel Exploration Corp.
1000, 550 - 6 th Avenue S.W.
Calgary, Alberta
T2P 0S2

Attention:    Mr. D. Goruk, Chief Operating Officer

Reference:    National Fuel Exploration Corp.
              Update of Oil & Gas Reserves
              Constant Price Assumptions


Dear Sir:

Pursuant to your request we have prepared an Update of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of National Fuel Exploration Corp., hereinafter referred to as the "Company", as of October 1, 2000. The future net revenues and present worth values presented in this report were calculated using "Constant Price" assumptions supplied by the Company and were presented in Canadian dollars. No allowance was made for income tax or the Saskatchewan Corporation Capital Tax Surcharge however an allowance was made for the Alberta Royalty Tax Credit.

For this update, our previous evaluation entitled "Tri Link Resources Ltd., Evaluation of Oil & Gas Reserves, Based on Escalating Price Assumptions as of April 1, 2000" dated June 26, 2000, was advanced to October 1, 2000 by subtracting the estimated production for the six months from April 1, 2000 to October 1, 2000. The Company's recent drilling activity which consisted of some 28 oil wells was then included. Operating cost, capital cost and development drilling assumptions were all based on our previous report. It should be noted that recent production data was not reviewed for any properties with the exception of the new wells. It should also be noted that it is our understanding from the Company that due to frequent power interruptions the Company's recent production has been below the levels forecast in our April report.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Canada. The Company's principal crude oil properties are located in the Hazelwood and Corning areas in the province of Saskatchewan. The principal natural gas property is located in the Meadow area in the province of Alberta.


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National Fuel Exploration Corp.                                        Page 2
Constant Price Assumptions                                    October 5, 2000


The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of October 1, 2000 and the respective present worth values assigned to these reserves based on Tri Link "Constant Price" assumptions were estimated to be as follows:


ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF OCTOBER 1, 2000
MMCF, MBBL

             Proved      Proved          Proved      Total    Probable
           Producing   Non-Producing  Undeveloped  Proved   Additional  Total
Crude Oil
  Gross (1) 40,249          85           7,703       48,037  17,934    65,971
  Net (2)   34,762          69           7,005       41,835  14,839    56,674

Natural Gas
  Gross (1)  2,952         995               -        3,947     400     4,346
  Net (2)    2,357         801               -        3,157     342     3,499

Natural Gas Liquids
  Gross (1)    328           -              55          383     106       489
  Net (2)      299           -              52          351      96       447



ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF OCTOBER 1, 2000
$1000 (3) (4) (5) (6)

                                                 Discounted At
                                       0%        10%     12%     15%      20%
Proved Developed Producing Reserves 962,412  477,418  436,262 387,812 329,861
Proved Developed Non-Producing        5,735    2,271    1,976   1,641   1,267
     Reserves
Proved Undeveloped Reserves         212,063  120,061  109,498  96,339  79,604
Total Proved Reserves             1,180,210  599,749  547,735 485,792 410,732
Probable Additional Reserves
     -Unrisked                      441,136  126,679  107,873  87,341  65,105
Total Proved & Probable Reserves
     -Unrisked                    1,621,346  726,428  655,609 573,133 475,837
Probable Additional Reserves
     -Risked (7)                    220,568   63,340   53,937  43,671  32,553
Total Proved & Probable
     Reserves-Risked (7)          1,400,778  663,089  601,672 529,463 443,285

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "Constant Price" assumptions supplied by Company (see Price Schedules).
(5) The Alberta Royalty Tax Credit was calculated based on the applicable regulations in effect at October 1, 2000. The ARTC program was assumed to continue indefinitely.
(6) No allowance was made for the Saskatchewan Corporation Capital Tax Resource Surcharge in the present worth value estimates.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.


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National Fuel Exploration Corp.                                       Page 3
Constant Price Assumptions                                   October 5, 2000


The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 6. A summary of the Company's interests and encumbrances in each property is presented in Appendix
7. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

Detailed reserve estimates and revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the detailed property report. Property discussions and a detailed description of the economic factors employed to derive the cash flow forecasts were also included therein.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall Update of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of National Fuel Exploration Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than National Fuel Exploration Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,
McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"
_____________________________                     PERMIT TO PRACTICE
P. A. Welch, P. Eng.                   McDANIEL & ASSOCIATES CONSULTANTS LTD.

                                       Signature_______________________
                                       Date Thursday, October 05, 2000
"signed by F. Schorning"
_____________________________                   PERMIT NUMBER: P 3145
F. Schorning, P. Geol.             The Association of Professional Engineers,
                                     Geologists and Geophysicists of Alberta

National Fuel Exploration Corp.                                       Page 4
Constant Price Assumptions                                   October 5, 2000


                       CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. Which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp., Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of October 1, 2000", dated October 5, 2000, and that I was involved in the preparation of this report.

2. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

3. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology; that I am a member of the Canadian Society of Petroleum Geologists; that I am a registered Professional Geologist in the province of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

5. That the basic data employed in preparing the said report was obtained from the files of National Fuel Exploration Corp., our own files and the published information available from regulatory authorities. No claim of title for the properties was discussed and the description furnished by National Fuel Exploration Corp. was taken and accepted as given.


"signed by F. Schorning"
----------------------------
F. Schorning, P. Geol.
Calgary, Alberta
Dated: October 5, 2000


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National Fuel Exploration Corp.                                       Page 5
Constant Price Assumptions                                   October 5, 2000



                             CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. Which Company did prepare, at the request of National Fuel Exploration Corp., the report entitled "National Fuel Exploration Corp., Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of October 1, 2000", dated October 5, 2000; and that I was involved in the preparation of this report.

2. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of National Fuel Exploration Corp., any associate or affiliate thereof.

3. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer in the province of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of eleven years experience in oil and gas reservoir studies and evaluations.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

5. That the basic data employed in preparing the said report was obtained from the files of National Fuel Exploration Corp., our own files and the published information available from regulatory authorities. No claim of title for the properties was discussed and the description furnished by National Fuel Exploration Corp. was taken and accepted as given.

"signed by P. A. Welch"
----------------------------
P. A. Welch, P. Eng.
Calgary, Alberta
Dated: October 5, 2000

                          NATIONAL FUEL EXPLORATION CORP.

                            Update of Oil & Gas Reserves
                        Based on Constant Price Assumptions
                                As of October 1, 2000

                               Evaluation Methodology


INTRODUCTION
Estimates of the crude oil, natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to the Canadian properties of the Company have been presented in this update as of October 1, 2000. Reserve estimates were prepared for approximately 280 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, published sources and from our own files. Detailed reserve estimates and revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the detailed property report. Property discussions and a detailed description of the economic factors employed to derive the cash flow forecasts were also included therein.

The effective date of this update is October 1, 2000. The reserve estimates presented herein were based on advancing our April 1, 2000 report to October 1, 2000 by subtracting the estimated production for the six months from April 1, 2000 to October 1, 2000. A brief review of the methodology employed in arriving at the reserves and present worth value estimates contained in our April 1, 2000 report is presented in this section.


RESERVE ESTIMATES
Crude Oil

The crude oil reserve estimates presented in this report were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. The oil-in-place estimates were based on individual well pore volume interpretations, geological studies of pool configurations as well as unitization studies and published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and water-oil ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserve estimates were based on analogy with similar wells or

National Fuel Exploration Corp.                                       Page 2
Constant Price Assumptions                                   October 5, 2000


reservoirs or on theoretical studies of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data was not available.


Natural Gas and Products
The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. Material balance estimates of the gas-in-place were employed where such information was available. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.


RESERVE CLASSIFICATION
The crude oil, natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. A detailed description of the proved and probable reserve categories is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing, proved non-producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

National Fuel Exploration Corp.                                   Page 3
Constant Price Assumptions                               October 5, 2000


In all cases the crude oil and natural gas liquids reserves were expressed in barrels being equal to 34.972 Imperial gallons. The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves
The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of October 1, 2000.


PRESENT WORTH VALUE ESTIMATES
The present worth values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was in each instance predicated on a forecast of allowable rates and/or anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and producing gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's gross share of future crude oil revenue was derived by employing the Company's gross share of production and the indicated Edmonton light crude oil price less the historical quality and transportation price differential for each respective field. The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The indicated Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of October 1, 2000. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

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National Fuel Exploration Corp.                                       Page 4
Constant Price Assumptions                                   October 5, 2000



In all cases, estimates of the applicable capital expenditures and operating costs with no allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance for future well abandonment costs was made for any wells or facilities. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually.

No allowance was made for income tax or the Saskatchewan Corporation Capital Tax Surcharge however an allowance was made for the Alberta Royalty Tax Credit. The Alberta Royalty Tax Credit (ARTC) was included in Table A in the summary section of this report and in Table 1 of the Appendices, however, no allowance was made for the ARTC in any other tables. The ARTC was assumed to continue indefinitely.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 6.

RESERVE DEFINITIONS

Crude Oil
A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil
Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas
The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

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National Fuel Exploration Corp.                                        Page 5
Constant Price Assumptions                                    October 5, 2000



Natural Gas Liquids
Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur
Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves
Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves
The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves
The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties
The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot

National Fuel Exploration Corp.                                     Page 6
Constant Price Assumptions                                 October 5, 2000


project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "Indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Producing Reserves
Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves
Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves
Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves
Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:
1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.

2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.

3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.